Exhibit 99.1

Can-Fite’s CF602 Demonstrates Efficacy in Treatment of Sexual Dysfunction in Preclinical Studies

Treated group showed 118% improvement in erectile function measures as compared to placebo

PETACH TIKVA, Israel, January 27, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, today reported it has received positive data regarding its CF602 drug candidate in preclinical studies conducted by a third party.

CF602 was tested in an experimental animal model of diabetic rats, which similar to diabetic patients, suffer from sexual dysfunction. Erectile dysfunction was assessed by monitoring the ratio between intra-cavernosal pressure (ICP) and mean arterial pressure (MAP) as a physiological index of erectile function. The ICP/MAP for the CF602 treated group improved by 118% over the placebo group. This data is similar to that achieved earlier by sildenafil (Viagra) in preclinical studies. In addition, treatment with CF602 reversed smooth muscle and endothelial damage, in a dose dependent manner, leading to the improvement in erectile dysfunction.

CF602 is a novel A3 adenosine receptor allosteric modulator, enhancing the affinity of the natural ligand adenosine to its A3 adenosine receptor.

“Our drugs, based on the A3 adenosine receptor platform, have been administered to over 1,200 patients in clinical studies and shown an excellent safety profile. We believe this has the potential to give us a huge advantage over current drugs in the erectile dysfunction market which are known to have adverse effects, hampering diabetic patients and other populations from using them on a daily basis,” stated Can-Fite CEO Dr. Pnina Fishman.

Based on positive results from this preclinical study, the Company recently announced its plans to initiate a pre-clinical development program for CF602 in order to file an investigational new drug application (IND) with the U.S. Food and Drug Administration to allow human Phase I studies for the indication of sexual dysfunction.

Can-Fite has a strong intellectual property position which includes an issued “composition of matter” patent and other pending patent applications protecting the use for sexual dysfunction. GlobalData estimates the value of the erectile dysfunction therapeutic market to be approximately $2.7 billion with few drugs in the market which include Viagra, Cialis and Levitra.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114